UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

W-H Energy Services, Inc.
(Name of Subject Company)
W-H Energy Services, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
92925E108
(CUSIP Number of Class of Securities)
Ernesto Bautista, III
Vice President and Chief Financial Officer
W-H Energy Services, Inc.
2000 West Sam Houston Parkway South, Suite 500
Houston, Texas 77042
(713) 974-9071
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:
Michael S. Telle
Edgar J. Marston, III
Bracewell & Giuliani LLP
711 Louisiana St., Suite 2300
Houston, Texas 77002
(713) 223-2300
     ☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     This Amendment No. 3 (“Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of W-H Energy Services, Inc., a Texas corporation (“W-H”), filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2008, as amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 14D-9 filed with the SEC on July 21, 2008, and as further amended by Amendment No. 2 (“Amendment No. 2”) to Schedule 14D-9 filed with the SEC on August 4, 2008 (as amended, the “Schedule 14D-9”), relating to the offer (the “Offer”) by Smith International, Inc., a Delaware corporation (“Smith”), through its wholly owned subsidiary, Whitehall Acquisition Corp., a Texas corporation (the “Offeror”), to acquire each outstanding share of common stock, par value $0.0001 per share, of W-H (including the associated preferred share purchase rights, the “Shares”) validly tendered and not properly withdrawn in the Offer, for the consideration described in the preliminary Prospectus/Offer to Exchange (the “Prospectus”), which forms a part of Smith’s Registration Statement on Form S-4 filed with the SEC on June 24, 2008, as amended, and which, together with the related letter of election and transmittal, as the same may be amended, constitute the “Offer.”
     The additional information contained in this Amendment No. 3 is being provided in connection with the further extension of the Offer pursuant to a Joint Press Release issued by Smith and W-H on August 7, 2008.
ITEM 2.      IDENTITY AND BACKGROUND OF FILING PERSON
     Item 2 of the Schedule 14D-9, as amended by Amendment No. 1 and as further amended by Amendment No. 2, is hereby further amended and supplemented as follows:
•	By deleting the first sentence of the fourth paragraph thereof and replacing such deleted sentence with the following text (please refer to page 1 of the Schedule 14D-9):
     The Offer was commenced by Offeror on June 24, 2008 and expires at 12:00 midnight, New York City time, at the end of August 18, 2008, unless further extended by Offeror.
ITEM 9.      EXHIBITS
     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)	Prospectus/Offer to Exchange, dated June 24, 2008, as amended (incorporated by reference to Smith’s Registration Statement on Form S-4 (File No. 333-151897)).

(a)(2)	Letter of Election and Transmittal, dated June 24, 2008 (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 (File No. 333-151897)).

(a)(3)*	Letter to Shareholders of W-H, dated June 24, 2008.

(a)(4)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(5)*	Fairness Opinion of UBS Securities LLC to the Board of Directors of W-H, dated June 2, 2008

(a)(6)	Joint Press Release issued by Smith and W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).

(a)(7)	Transcript of the Investor Call on June 3, 2008 regarding announcement of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.02 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).

Exhibit No.	Description
(a)(8)*	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.

(a)(9)**	Joint Press Release issued by Smith and W-H, dated July 18, 2008, announcing the extension of the Offer.

(a)(10)***	Joint Press Release issued by Smith and W-H, dated August 1, 2008, announcing the further extension of the Offer.

(a)(11)	Joint Press Release issued by Smith and W-H, dated August 7, 2008, announcing the further extension of the Offer.

(e)(1)	Agreement and Plan of Merger, dated as of June 3, 2008, by and among W-H, Smith and the Offeror (incorporated by reference to Exhibit 2.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).

(e)(2)	W-H Energy Services, Inc. 1997 Stock Option Plan as restated, effective as of May 12, 2004 (incorporated by reference to Appendix B of W-H’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2004).

(e)(3)	W-H Energy Services, Inc. 2006 Stock Awards Plan, effective as of May 10, 2006 (incorporated by reference to Exhibit 10.1 to W-H’s Current Report on Form 8-K filed with the SEC on May 10, 2006).

(e)(4)	Non-Statutory Stock Option Agreement for Kenneth T. White, Jr., dated March 29, 1999 (incorporated by reference to Exhibit 10.5 to W-H’s Registration Statement on Form S-1 (No. 333-43411).

(e)(5)	Amended and Restated Employment Agreement of Kenneth T. White, Jr., effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(6)	Amended and Restated Employment Agreement of Ernesto Bautista, III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.10 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(7)	Amended and Restated Employment Agreement of William J. Thomas III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(8)	Amended and Restated Employment Agreement of Glen J. Ritter, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.9 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(9)	Amended and Restated Employment Agreement of Jeffrey L. Tepera, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(10)	Amended and Restated Employment Agreement of Stuart J. Ford, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.11 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

*	Previously filed with the Schedule 14D-9 on June 24, 2008.

**	Previously filed with Amendment No. 1 to Schedule 14D-9 on July 21, 2008.

***	Previously filed with Amendment No. 2 to Schedule 14D-9 on August 4, 2008.

ANNEX A	INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
     Annex A to the Schedule 14D-9, as amended by Amendment No. 1 and as further amended by Amendment No. 2, is hereby further amended and supplemented as follows:
•	By deleting the first sentence of the third paragraph thereof and replacing such deleted sentence with the following text (please refer to page A-1 of Annex A to the Schedule 14D-9):
     The Offer was commenced by Offeror on June 24, 2008 and expires at 12:00 midnight, New York City time, at the end of August 18, 2008, unless further extended by Offeror.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W-H ENERGY SERVICES, INC.
By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Dated: August 8, 2008